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                                                                    Exhibit 99.1

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)


                                                                       MARCH 31         DECEMBER 31
                                                                         2002              2001
                                                                    -------------      -------------
                                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                     $     749,510      $  15,502,095
      Short-term investments                                           40,965,089         37,692,756
      Trade receivables, net of allowance for doubtful accounts         4,080,560          3,136,754
      Other receivables                                                   419,298            437,888
      Prepaid and deposits                                                598,353            392,454
      Inventory                                                         3,504,377          2,756,950
                                                                    -------------      -------------

TOTAL CURRENT ASSETS                                                   50,317,187         59,918,897
                                                                    -------------      -------------


FIXED ASSETS                                                           18,194,524         18,656,995
PATENTS AND LICENSES                                                   13,608,737         14,336,439
OTHER LONG-TERM ASSETS                                                    452,419            456,744
                                                                    -------------      -------------

                                                                    $  82,572,867      $  93,369,075
                                                                    =============      =============

LIABILITIES
CURRENT LIABILITIES
      Accounts payable                                              $   3,685,837      $   3,851,701
      Accrued liabilities                                               4,128,599          5,081,814
                                                                    -------------      -------------

TOTAL CURRENT LIABILITIES                                               7,814,436          8,933,515
                                                                    -------------      -------------


MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES                    27,775,615         26,886,004
                                                                    -------------      -------------

SHAREHOLDERS' EQUITY
      Share capital                                                   195,418,956        195,408,884
      Cumulative translation adjustment                                  (929,226)        (1,018,839)
      Deficit                                                        (147,506,914)      (136,840,489)
                                                                    -------------      -------------

                                                                       46,982,816         57,549,556
                                                                    -------------      -------------

                                                                    $  82,572,867      $  93,369,075
                                                                    =============      =============

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                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNITED STATES DOLLARS)


                                                  THREE MONTHS ENDED MARCH 31
                                                     2002              2001
                                                 ------------      ------------
                                                  (UNAUDITED)       (UNAUDITED)
SALES
       Products                                  $  4,226,002      $  3,532,687
       Services                                       105,812            41,140
                                                 ------------      ------------
                                                    4,331,814         3,573,827
                                                 ------------      ------------
COST OF SALES
       Products                                     3,159,754         2,284,687
       Services                                       102,786            28,443
                                                 ------------      ------------
                                                    3,262,540         2,313,130
                                                 ------------      ------------

GROSS MARGIN                                        1,069,274         1,260,697
                                                 ------------      ------------

EXPENSES
  Sales, general and administrative                 8,329,349         7,757,560
  Research and development                          2,814,915         2,720,060
  Exit and termination costs                               --           540,000
                                                 ------------      ------------
                                                   11,144,264        11,017,620
                                                 ------------      ------------

LOSS FROM OPERATIONS BEFORE INTEREST              (10,074,990)       (9,756,923)

Interest income                                       191,025         1,178,195
Interest and financing expense                         (2,537)             (955)
                                                 ------------      ------------

NET LOSS FOR THE PERIOD                            (9,886,502)       (8,579,683)

Accretion of  preferred dividends and
discount attributable to preferred shares            (889,611)         (832,946)
                                                 ------------      ------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS     $(10,776,113)     $ (9,412,629)
                                                 ============      ============

Weighted average number of common
       shares outstanding                          19,201,591        16,293,708

BASIC AND FULLY DILUTED LOSS PER SHARE           $      (0.56)     $      (0.58)
                                                 ============      ============

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                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)


                                                           THREE MONTHS ENDED MARCH 31
                                                              2002              2001
                                                          ------------      ------------
                                                           (UNAUDITED)       (UNAUDITED)
CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES
      Net loss for the period                             $ (9,886,502)     $ (8,579,683)
      Add: Items not involving cash -
          Depreciation                                       1,595,070         1,230,469
          Amortization                                         752,666           756,381
          Foreign exchange                                       3,196           (77,758)
      Increase ( decrease ) from changes in -
          Trade receivables                                   (986,213)         (399,565)
          Other receivables                                     12,018          (549,514)
          Prepaids and deposits                               (209,159)         (265,735)
          Inventory                                           (733,023)         (120,715)
          Other long-term assets                                 4,325             2,265
          Accounts payable                                    (143,316)           10,516
          Accured liabilities                                 (907,412)        1,217,919
                                                          ------------      ------------

                                                           (10,498,350)       (6,775,420)
                                                          ------------      ------------


CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
          Purchase of fixed assets                          (1,099,392)       (7,017,719)
          Licenses and patents acquired                        (24,964)          (32,506)
          Purchase of short-term investments               (23,502,904)      (10,895,636)
          Redemption of short-term investments              20,230,571         7,209,136
                                                          ------------      ------------

                                                            (4,396,689)      (10,736,725)
                                                          ------------      ------------


CASH PROVIDED BY FINANCING ACTIVITIES
          Common shares issued, net of expenses                209,373           344,516
                                                          ------------      ------------

                                                               209,373           344,516
                                                          ------------      ------------


EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH BALANCES          (66,919)         (142,595)
                                                          ------------      ------------


(DECREASE) IN CASH AND CASH EQUIVALENTS,
     DURING THE PERIOD                                     (14,752,585)      (17,310,224)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              15,502,095        18,476,303
                                                          ------------      ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                  $    749,510      $  1,166,079
                                                          ============      ============


SUPPLEMENTAL INFORMATION
      Interest paid                                       $      2,537      $        955
      Income taxes paid                                   $         --      $         --

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                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                             (UNITED STATES DOLLARS)


                                                 THREE MONTHS ENDED MARCH 31
                                                   2002                2001
                                               -------------      -------------
                                                (UNAUDITED)         (UNAUDITED)

Deficit, beginning of year                     $(136,840,489)     $ (92,038,849)
Net loss for the period                           (9,886,502)        (8,579,683)
Accretion of preferred dividends and
 discount attributable to preferred
 shares transferred to deficit                      (779,923)          (799,045)
                                               -------------      -------------
Deficit, end of the period                     $(147,506,914)     $(101,417,577)
                                               =============      =============


                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)


                                                THREE MONTHS ENDED MARCH 31
                                                   2002               2001
                                               -------------      -------------
                                                (UNAUDITED)        (UNAUDITED)

Net loss for the period                        $  (9,886,502)     $  (8,579,683)
Other comprehensive income:
  Foreign currency translation adjustments            89,613            (99,443)
                                               -------------      -------------
Comprehensive loss for the period              $  (9,796,889)     $  (8,679,126)
                                               =============      =============


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                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States. The principal accounting policies of the Company have been applied on a consistent basis. See the Company's 2001 Annual Report for a description of the Company's significant accounting policies. These interim financial statements do not include all of the information and note disclosure required by generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the reported periods have been included.


Note 2 - RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". This statement features new accounting rules for goodwill and intangible assets. The Company adopted SFAS No. 142 on January 1, 2002, and such adoption did not have any impact on the carrying values of assets and liabilities recorded in the consolidated balance sheets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company reviews long-lived assets, including fixed assets, patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using fair market value of the asset. The Company adopted SFAS No. 144 on January 1, 2002, and such adoption did not have any impact on the carrying values of assets and liabilities recorded in the consolidated balance sheets.


Note 3 -INVENTORY


                                                           March 31,
                                                           ---------
                                                  2002                    2001
                                                  ----                    ----
Raw materials                                   $1,387,975            $1,055,404
Work in process                                    620,050               451,205
Finished goods                                   1,496,352               846,461
                                                ----------            ----------
                                                $3,504,377            $2,353,070
                                                ==========            ==========

Note 4 - EXIT COSTS

During the first quarter of 2001 the Company approved a plan to close its Pittsburgh facility and move all of its kit manufacturing to productions lines in the Company's facility in Atlanta. The Pittsburgh facility will be closed in the second quarter of 2002.

As a result of the decision to centralize kit manufacturing in Atlanta certain employees were terminated and the Pittsburgh facility will be vacated. Accordingly, the Company recorded a charge of $540,000 in the statement of operations in the first quarter of 2001, which is included in accrued liabilities at March 31, 2001. This amount represents severance payments made to terminated employees, the remaining future lease commitments, the unamortized balance of leasehold improvements and other costs related to closure of the facility. As of March 31, 2002, approximately $270,628 of these costs were paid and the remaining balance is included in accrued liabilities.


Note 5 - SEGMENT INFORMATION

The Company's reportable segments are Sequencing Systems, GeneKits and Other Consumables, and Testing, Sequencing and Other Services. Total assets shown below are as of March 31, while all other numbers are for the three-month period ended March 31, of the respective year.


MARCH 31, 2002
--------------
                                  Sequencing          GeneKits            Testing,       Reconciling            Total
                                     Systems         and Other     Sequencing and           Items(A)
                                                   Consumables     Other Services

Revenues                      $     610,690      $   3,615,312      $     105,812      $          --     $   4,331,814
Depreciation & Amtz.                499,609          1,795,634             52,493                 --         2,347,736
(Loss) from operations
    before interest              (1,435,757)        (8,587,815)           (51,418)                --       (10,074,990)
Additions to fixed assets             9,437          1,089,955                 --                 --         1,099,392
Total assets                      3,019,519         37,660,687            178,062         41,714,599        82,572,867


MARCH 31, 2001
--------------
                                  Sequencing          GeneKits            Testing,       Reconciling            Total
                                     Systems         and Other     Sequencing and           Items(A)
                                                   Consumables     Other Services

Revenues                      $     590,908      $   2,941,779      $      41,140      $          --     $   3,573,827
Depreciation & Amtz.                529,349          1,207,179            250,322                 --         1,986,850
(Loss) from operations
    before interest              (1,632,411)        (8,111,843)           (12,669)                --        (9,756,923)
Additions to fixed assets            60,992          6,870,180             86,547                 --         7,017,719
Total assets                      3,113,117         31,186,665          1,904,976         66,775,266       102,980,024


(A) Reconciling items consist of cash, cash equivalents and short-term investments.


Note 6 - CONTINGENCIES

In September 2001, a lawsuit was filed in the United States District Court for the Northern District of California against the Company by The Board of Trustees of the Leland Stanford Junior University claiming that the Company's TRUGENE HIV-1 Genotyping Kit infringes patents owned by the university. The Company has received an attorney opinion that it does not infringe any claim of the patents-in-suit. No amount has been provided in these consolidated financial statements in respect of these allegations, as the amount of loss, if any, cannot be determined and the results of such allegations cannot be predicted with certainty.

On February 27, 2002, the Company received notice of a lawsuit that has been filed in Milan, Italy against Visible Genetics Inc. and two of the Company's wholly owned subsidiaries by Nuclear Laser Medicine Srl. The lawsuit seeks unspecified damages and specific performance relating to an alleged distribution agreement pertaining to the Company's Hepatitis C and HIV products in Italy. No amount has been provided in these consolidated financial statements in respect of these allegations, as the amount of loss, if any, cannot be determined and the results of such allegations cannot be predicted with certainty.